

April 28, 2008

Mr. Tod C. Holmes
Sr. Vice President and Chief Financial Officer, Republic Services, Inc.
110 S.E. 6th St. 28th Floor
For Lauderdale, FL 33301

Re: Republic Services, Inc.
Form 10-K for the fiscal year ended December 31, 2007
File No. 1-14267

Dear Mr. Holmes:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factor, page 12

1. In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not reference them.

Item 3. Legal Proceedings, page 17

2. Regarding the legal proceedings pertaining to your Countywide facility, in future filings please identify by name the court or adjudicative body in which the proceedings relating to the Stark County local government are pending and provide the issuance dates for the preliminary injunction, temporary restraining order and any subsequent orders or actions, as well as the current status or next steps in the proceedings. Please see Item 103 of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 92

3. In future filings, please include a table containing the information about securities authorized for issuance under equity compensation plans required by Item 201(d) of Regulation S-K. In accordance with the General Instruction G.3 to Form 10-K, you may incorporate this information by reference from your definitive proxy statement, if the definitive proxy statement contains such information and is filed with the Commission not later than 120 days after the end of the fiscal year covered by the Form 10-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Dieter King, Attorney, at (202) 551-3338, Brigitte Lippmann, Attorney, at (202) 551-3713 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief